# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Waldencast plc, CIK 0001840199
CUSIP: G9503X103
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: 10 Bank Street, Suite 560,\, White Plains, New York (NY), 10606
Date of event which requires filing of this statement: 06/18/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002009797

## Reporting persons
- Santa Venerina Inv. & Arbitrage Ltd.: type of reporting person: other (OO); citizenship or place of organization: Bahamas (C5); sole voting power 15,000,000; shared voting power 0; sole dispositive power 15,000,000; shared dispositive power 0; aggregate amount beneficially owned 15,000,000 (12.7% of the class)
  Comment: Note to Row 11: Based on 118,239,889 Class A ordinary shares outstanding as of February 27, 2026, as reported in the Issuer's Form 20-F filed with the Securities and Exchange Commission on March 13, 2026. The reported ownership reflects the Reporting Person's receipt of 5,000,000 shares in an in-kind distribution by Beauty Ventures LLC.

## Item 1. Issuer
Name of issuer: Waldencast plc
Address of issuer's principal executive offices: 10 Bank Street, Suite 560, White Plains, NY 10606

## Item 2. Person Filing
Name of person filing: Santa Venerina Inv. & Arbitrage Ltd.
Address of principal business office or, if none, residence: East Bay Street, P.O. Box N-7757, Nassau, The Bahamas
Citizenship: C5

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 15,000,000
Percent of class: 12.7%
Sole power to vote or to direct the vote: 15,000,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 15,000,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Santa Venerina Inv. & Arbitrage Ltd.: /s/ Philipp Kieber, Philipp Kieber, Secretary (06/23/2026)
Comment: Note to Item 4(b): Based on 118,239,889 Class A ordinary shares outstanding as of February 27, 2026, as reported in the Issuer's Form 20-F filed with the Securities and Exchange Commission on March 13, 2026. The reported ownership reflects the Reporting Person's receipt of 5,000,000 shares in an in-kind distribution by Beauty Ventures LLC.